Exhibit 99.1

Annual and Special Meeting of Shareholders
of Yamana Gold Inc. (the “Company”)

April 29, 2015

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

		Votes By Ballot
			Votes
	Outcome of Vote	Votes For	Withheld
1. On a vote by ballot, each of the ten nominees set forth in the Company’s 2015 Information Circular was elected as a director of the Company.

(1) Peter Marrone	Carried	484,515,060	47,306,069
		(91.10)%	(8.90)%

(2) Patrick J. Mars	Carried	461,764,431	70,056,698
		(86.83)%	(13.17)%

(3) John Begeman	Carried	523,045,389	8,775,740
		(98.35)%	(1.65)%

(4) Christiane Bergevin	Carried	522,641,131	9,179,998
		(98.27)%	(1.73)%

(5) Alexander Davidson	Carried	404,614,053	127,207,076
		(76.08)%	(23.92)%

(6) Richard Graff	Carried	521,681,227	10,139,902
		(98.09)%	(1.91)%

(7) Nigel Lees	Carried	408,347,345	123,473,784
		(76.78)%	(23.22)%

(8) Carl Renzoni	Carried	522,757,233	9,063,896
		(98.30)%	(1.70)%

(9) Jane Sadowsky	Carried	522,551,157	9,269,972
		(98.26)%	(1.74)%

(10) Dino Titaro	Carried	482,800,877	49,020,252
		(90.78)%	(9.22)%

Votes By Ballot
Votes
	Outcome of Vote	Votes For	Withheld
2. On a vote by ballot, Deloitte LLP were appointed auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed.	Carried	630,744,100 (97.17)%	18,376,030 (2.83)%

Votes By Ballot
Votes
	Outcome of Vote	Votes For	Withheld
3.1 On a vote by ballot, the first by-law resolution approved changes to banking and signing authorities and updates to the advance notice requirements.	Carried	522,877,066 (98.32)%	8,944,029 (1.68)%

Votes By Ballot
Votes
	Outcome of Vote	Votes For	Withheld
3.2 On a vote by ballot, the second by-law resolution approves a forum selection provision requiring certain corporate disputes to be litigated in Ontario.	Carried	276,642,607 (52.02)%	255,178,486 (47.98)%

Votes By Ballot
Votes
	Outcome of Vote	Votes For	Withheld
4. On a vote by ballot, an advisory resolution on executive compensation approach as described in the Company’s 2015 Information Circular was not approved.	Not Carried	198,191,859 (37.27)%	333,629,272 (62.73)%